


Coconut Straws


Grass Straws

I LOVE SOGGY STRAWS

Said No One Ever

Sip And Slurp Sustainably



- 100% natural
- Plastic-free
- Biodegradable
- Chemical-free
- Compostable

Rice Straws

Sugarcane Straws









Grass Straws

Lepironia Articulata, also known as Grey Sedge grass, is grown abundantly in the Mekong Delta. Grass straws are a great fit for fresh drinks



Rice Straws

Made from rice and tapioca starch, rice straws are safe and edible. They are colored using vegetable and fruit juices. Rice straws are one of the most customizable items within our portfolio and can be made in to a variety of sizes and colors.




Coconut Straws

Coconut straws are made from fermented coconut water and have no additives. This is our newest innovation and is only available from Vietnam.





Sugarcane Straws

Sugarcane straws are made from the fibers of the sugarcane plant. They are amongst the most versatile products within our portfolio, available in a variety of sizes. Also, they have a light aroma of brown sugar, perfect for bubble tea and sweet drinks.